UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): Oct 26, 2004

VENTURE FINANCIAL GROUP, INC.
(Exact Name of Registrant as Specified in Its Charter)

Washington	0-24024	91-1277503
(State or Other Jurisdiction of Incorporation or Organization	(Commission File Number)	(I.R.S. Employer Identification Number)

721 College St SE
Lacey, Washington 98503
(Address of Principal Executive Offices)(Zip Code)

(360) 459-1100
(Registrant's Telephone Number, Including Area Code)

None
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

On October 26, 2004, a press release was issued announcing a cash dividend of $.06 per share payable November 19, 2004 to all shareholders of record as of November 8, 2004. A copy of the press release is attached as Exhibit 99.1 and is incorporated herein in its entirety by reference.

Item 9.01   Financial Statements and Exhibits.

    (a)   Not applicable.
    (b)   Not applicable.
    (c)   Exhibits.
          99.1   Press Release dated October 26, 2004 announcing the cash dividend.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VENTURE FINANCIAL GROUP, INC.

(Registrant)

Dated: October 26, 2004

By: /s/ Cathy Reines

Cathy Reines, Chief Financial Officer

Exhibit 99.1

PRESS RELEASE

For Immediate Release
Contact: Cathy Reines, Chief Financial Officer
                (360) 459-1100
                (360) 459-0137 (Fax)

Venture Financial Group Announces Cash Dividend

Olympia, Wash. October 26, 2004 - Venture Financial Group, Inc., parent company of Venture Bank, announced that on October 20, 2004, the Board of Directors declared a cash dividend of $.06 per share payable November 19, 2004 to all shareholders of record as of November 8, 2004.

The declared dividend is a twenty percent (20%) increase over the previous quarterly dividend, and marks the twenty-third consecutive quarterly dividend to be paid.

Venture Bank, with 13 financial centers in three western Washington counties and one loan production/Venture Wealth Management office in Elma, Washington offers a full spectrum of financial services including commercial, construction, residential and consumer lending, deposit products, and other banking services. The bank also provides a broad range of investment services through its subsidiary Venture Wealth Management, Inc. Further information about the bank may be found on the Internet at www.venture-bank.com.